UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*



                     American Capital Partners Limited, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                     Common
                       ----------------------------------
                         (Title of Class of Securities)



                                   02503U-101
                        -------------------------------
                                 (CUSIP Number)



                                 Joseph I. Emas
                                 Attorney-at-Law
                             1224 Washington Avenue
                           Miami Beach, Florida 33139
                                 (305) 531-1174
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 April 17, 2004
                  ---------------------------------------------
            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check
the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               CUSIP No. 88089Q101


     1.     Names of Reporting Persons.
            Dunhill Capital, Inc.
            I.R.S. Identification No.59-3437395


     2.     Check the Appropriate Box if a Member of a Group*
            (a.)  (  )       (b.)  (  )


     3.     SEC USE ONLY


     4.     Source of Funds*
            OO


     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )


     6.     Citizenship or Place of Organization
            USA


Number of           7.     Sole Voting Power
Shares                     41,667
Beneficially        8.     Shared Voting Power
Owned by            9.     Sole Dispositive Power
Each Reporting     10.     Shared Dispositive Power
Person With


     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             41,667


     12. Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares
             (See Instructions)   (  )


     13.     Percent of Class Represented by Amount in Row (11)
             37.4%


     14.     Type of Reporting Person
             CO

Item 1. Security and Issuer

Common
American Capital Partners Limited, Inc.
319 Clematis Street, Suite 526
West Palm Beach, Florida  33401

Item 2. Identity and Background.

(a)     Name:           Dunhill Capital

(b)     Residence or business address:
       319 Clematis Street, Suite 211
       West Palm Beach, Florida  33401

(c)     Present Principal Occupation or Employment:

(d)     Criminal Conviction:           No

(e)     Court or Administrative Proceedings:           No

(f)     Citizenship:           USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal Funds


Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Investment

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
         None

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
         The issuer acquired American Capital Partners, Inc. on October 28,
         2003.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
         None

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         None

(e) Any material change in the present capitalization or dividend policy of the issuer;
         On January 16, 2004, the Issuer had a one-for-six hundred reverse stock split.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

It is the intentions of the Issuer to have the Company elect to be regulated as a Business Development Company (BDC) as outlined in the Investment Company Act of 1940 through the filing of a Form NT-54.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
         None

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         None

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
      None

(j)     Any action similar to any of those enumerated above.
       None


Item 5. Interest in Securities of the Issuer.

(a)              Not applicable.

(b)              Not applicable.

(c)              Not applicable.

(d)              Not applicable.

(e)              Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.


Item 7. Material to be Filed as Exhibits.
                   None.


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2004

     By:  /s/ Lynette DeGours
     ----------------------------
     Lynette DeGours